Mail Stop 3561

December 20, 2007

Mr. William E. Chiles
President and Chief Executive Officer
2000 W. Sam Houston Parkway South
Suite 1700
Houston, Texas 77042

      Re: Bristow Group Inc.
              Registration Statement on Form S-4
              Filed November 28, 2007
              File No. 333-147690

Dear Mr. Chiles:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 filed November 28, 2007

Selected Financial Information

1. Please revise your table of selected financial information to include income (loss) from continuing operations per common share for each of the last five fiscal years. See Item 301 of Regulation SX.

Summary Historical Financial Information
Selected Financial Information

2. We note your presentation of the non-GAAP financial measure Adjusted EBITDA and the reconciliation of the measure to both net income and operating cash flows. In light of your disclosure in footnote (8) that you believe that Adjusted EBITDA and the related ratios provide additional information regarding your ability to meet your future debt service, capital expenditures and working capital requirements, it appears that you use Adjusted EBITDA as a measure of liquidity, rather than operating performance. Please revise to eliminate the reconciliation of Adjusted EBITDA to net income, which implies the measure is an operating performance measure, and include only the reconciliation of Adjusted EBITDA to operating cash flows, which implies the measure is a liquidity measure. Also, please note that if you were using Adjusted EBITDA as a performance measure, we would object to the elimination of non-cash compensation from the non-GAAP measure in accordance with Item 10(e)(1)(ii)(B) of Regulation SK. Please revise or advise accordingly.

3. We note your use of the non-GAAP financial measure Adjusted Interest Expense. Please revise to include a statement clearly disclosing the reasons why you believe the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(C) of Regulation SK.

Brief Description of the Notes and the Subsidiary Guarantees, page 48
Subsidiary Guarantees, page 50

4. We note from the discussion on page 48 that the notes to be issued in the offering will be unconditionally guaranteed on a senior basis by all of the Company's material domestic Restricted Subsidiaries. We also note from the discussion on page 50 that the notes will be jointly and severally guaranteed by all of the Company's present material domestic subsidiaries. Please tell us and clarify in your disclosure, whether the subsidiaries that will guarantee the 71/2% Notes due 2017 are the same subsidiaries that are currently guarantors for your 61/8% Notes due 2013 as the disclosure in Note 12 to your Quarterly report on Form 10-Q for the Quarter ended September 30, 2007 implies. Also, please clarify in the notes to

your financial statements in future filings whether all of the guarantors are 100% owned by the Company and indicate whether the guarantees provided are full and unconditional. Refer to the guidance outlined in Rule 3-10(f) of Regulation S-X. Furthermore, please disclose the existence of any significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Instruction 1 to Rule 3-10(f) of Regulation S-X.

Form 10-K for the year ended March 31, 2007

Statements of Income, page 60

5. We note that the line item "other income (expense), net" on the face of the statements of income is becoming an increasingly significant component of net income. Please provide us with, and disclose in the notes to the financial statements in future filings, the components of "other income (expense), net."

Consolidated Statements of Cash Flows, page 61

6. We note per the "supplemental disclosure of non-cash investing activities" section of your statement of cash flows that in fiscal 2006 you entered into a non-monetary exchange of assets valued at approximately $11.5 million. However, we note that you have not discussed the nature of this transaction in the notes to your financial statements. Please tell us and disclose (i) the nature of the non-monetary exchange transaction, (ii) the basis of accounting used for the assets exchanged, and (iii) the amount of any gains or losses recognized on the exchange. Refer to the requirements of paragraph 28 of APB No. 29.

Notes to the Financial Statements

Note 2. Acquisitions and Dispositions, page 69

7. We note your disclosure that on March 30, 2007 you sold your 50% ownership interest in Aeroleo, resulting in a pre-tax gain of $2.5 million. Please tell us the nature and amount of consideration received in this transaction in exchange for your interest in Aeroleo.   Also, please tell us why you believe it was appropriate to recognize a gain on this transaction.

Note 3. Investments in Significant Affiliates
– Unconsolidated Affiliates, Other, page 75

8. We note your disclosure that where you believe that it is probable that an investment will result, the costs associated with such investment evaluations are deferred and included in Investment in unconsolidated affiliates. Please explain to us the specific nature and amounts of the costs that are deferred as of March 31, 2007 and 2006, and tell us the accounting literature you relied upon in your deferral of these costs. Please note that to the extent these costs represent costs of start-up activities, they should be expensed as incurred in accordance with SOP 98-5. Also, please tell us when you initially incurred the $1.9 million of acquisition costs that were previously deferred but then expensed in December 2006 and explain why you previously believed it was appropriate to defer such costs.

Note 5. Debt, page 77

9. We note your disclosure that the indenture to the Senior Notes restricts, among other things, your payment of cash dividends to stockholders. In light of your disclosure on page 35 in the Form S-4 filed on November 28, 2007 that your 2003 Senior Notes include several restrictive covenants in addition to the payment of cash dividends, please revise Note 5 in future filings to include disclosure of all restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends). See paragraphs 18-19 of SFAS No. 5.

Note 8. Employee Benefit Plans, page 87

10. We note that effective April 1, 2006 you adopted SFAS No. 123R for your accounting for stock-based compensation expense. Please revise future filings to include all disclosures required by paragraph A240 of SFAS No. 123R. These disclosures should include:

    ▪ The weighted-average grant-date fair value of equity options or other equity instruments granted during the year, for each year in which an income statement is presented, and
    ▪ A description of the significant assumptions used during the year to estimate the fair value of share-based compensation awards granted in each year an income statement is presented.

    Also, please note that the presentation of earnings per share as if 123R were not adopted is not considered appropriate as it represents a non-GAAP measure, since 123R was required to be adopted in fiscal 2007. Please revise to eliminate disclosure of this measure in any future filings.

Note 9. Stockholders' Equity and Earnings per Share

11. We note the disclosure indicating that the total number of authorized shares of common stock reserved as of March 31, 2007 was 10,139,359, which amount includes shares reserved in connection with preferred stock, stock based compensation plans and in conjunction with prior acquisitions. Please tell us in further detail the nature and terms of the prior acquisition transactions which may require future issuances of shares. We may have further comment upon receipt of your response.

Form 10-Q for the quarter ended September 30, 2007

Note 1. Basis of Presentation, Consolidation and Summary of Significant Accounting Policies

12. We note your disclosure that on April 2, 2007, primarily as a result of changes in the manner in which certain of your consolidated subsidiaries create and manage intercompany balances, you changed the functional currency of two of your consolidated subsidiaries, Bristow Helicopters Ltd. and Caledonia Helicopters Ltd. from the British pound sterling to the U.S. dollar. Please note that SFAS 52 requires that functional currency should be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. Based on your disclosure in Note 1, we are not clear as to the significant change in economic facts and circumstances that occurred in these two subsidiaries. Please advise. Also, please revise the notes to the financial statements and MD&A in future filings to discuss the effects of the underlying economic facts and circumstances on your business.

Note 5. Debt

13. We note your disclosure that the indenture to the 7 ½% Senior Notes restricts, among other things, your ability to pay dividends or make other distributions to shareholders. In light of the disclosure on page 29 in the Form S-4 filed on November 28, 2007 that your 7 ½% Senior Notes due 2017 include several restrictive covenants in addition to the payment of cash dividends, please revise Note 5 in future filings to include disclosure of all restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends). See paragraphs 18-19 of SFAS No. 5.

Note 7. Taxes

14. We note your disclosure that during the three months ended September 30, 2007, you reversed a $5.4 million accrual for sales tax contingency in Nigeria. Please explain to us the nature and specific timing of the events or circumstances that resulted in the reversal of this accrual and explain why you believe the reversal of the accrual was appropriate during this quarter. As part of your response, please also tell us the nature of the costs that were originally accrued, and the period in which the accrual was originally recognized and explain where the accrual was recorded on the statement of income.

Other

15. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

16. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,

Linda Cvrkel
Branch Chief

cc: Brian Hintze, Esq.
        Baker Botts LLP
        Fax: (713) 229-2752